Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drill Program Continues to Intersect High Grade Silver-Gold Mineralization on the San Sebastian Property in Jalisco State, Mexico
______________________________________________________________________________

Vancouver, Canada – June 11, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) announces that exploration drilling on the San Sebastian property in Jalisco State, Mexico continues to intersect high grade silver-gold mineralization over thick intervals along a 900 metre (m) long by 300 m deep portion of the more than three kilometre (km) long Terronera vein, still open for expansion.

The latest drilling highlights at San Sebastian include:

•
1,226 grams per tonne (gpt) silver and 3.19 gpt gold over 3.5 m true width, or 41.3 ounces per ton (opT) silver equivalents over 11.5 feet (ft), in hole TR3-5, including 5,580 gpt silver and 15.9 gpt gold over 0.52 m true width, or 190.0 opT silver equivalents over 1.7 ft

•
421 gpt silver and 0.84 gpt gold over 11.5 m true width, or 13.7 opT silver equivalents over 38.4 ft, in hole TR4-5, including 1,085 gpt silver and 2.11 gpt gold over 1.21 m true width, or 35.3 opT silver equivalents over 4.0 ft

The following table highlights the results of 16 holes drilled over the past six months.  Click here to view the Terronera Vein Longitudinal Section.  Silver equivalents are calculated at a 60: 1 silver: gold ratio.

San Sebastian Drill Results

Hole	Structure	From	True Width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
TR02-3	Terronera	265.00	2.54	0.20	131.4
	Including	266.50	1.13	0.14	267.0
TR03-1	Terronera	57.95	6.66	1.39	506.6
	Including	64.05	0.55	3.58	1460.0
TR03-2	Terronera	219.75	2.30	2.06	175.0
	Including	221.25	1.15	2.76	301.0
TR03-5	Terronera	124.55	3.46	3.19	1225.9
	Including	127.25	0.52	15.85	5580.0
TR04-1	Terronera	70.15	4.90	0.79	234.6
	Including	73.45	0.71	2.06	629.0
TR04-4	Terronera	310.05	5.48	5.47	174.5
	Including	310.05	0.72	21.00	461.0
TR04-5	Terronera	237.80	11.48	0.84	420.5
	Including	240.55	1.21	2.11	1085.0
TR05-5	Terronera	71.40	7.79	0.39	215.8
	Including	73.20	0.82	0.70	703.0
TR05.5-1	Terronera	165.80	4.81	0.51	295.6
	Including	169.80	0.87	1.05	1230.0
TR05.5-2	Terronera	100.20	8.32	0.67	320.6
	Including	110.00	0.71	1.11	1125.0
TR06-2	Terronera	188.70	9.19	0.51	168.1
	Including	188.70	1.03	1.53	389.0
TR06-3	Terronera	249.70	1.64	0.55	356.4
	Including	250.80	0.61	0.83	792.0

TR09-4	Terronera	196.30	3.15	0.75	889.4
	Including	198.25	0.42	1.44	3120.0
TR07.5-1	Terronera	198.45	5.03	1.14	643.2
	Including	201.70	1.04	2.01	1650.0
TR08.5-1	Terronera	186.65	8.41	0.86	581.1
	Including	194.45	0.47	2.80	4420.0
TR10-3	Fw Terronera	154.85	9.65	0.77	426.3
	Including	160.65	0.57	1.53	1310.0

In February 2013, Endeavour released an initial mineral resource estimate for San Sebastian that included an indicated resource totaling 1,835,000 tonnes grading 193 gpt silver and 1.17 gpt gold containing 11.4 million oz silver and 69,300 oz gold and an inferred resource totaling 3,095,000 tonnes grading 196 gpt silver and 1.39 gpt gold containing 19.5 million oz silver and 138,100 oz gold.

The goals of the 2013 drill program are two-fold: firstly to upgrade a significant portion of the inferred resources to the indicated category and secondly, to expand the total resources by 35-50% so that a preliminary economic assessment can be completed.

All of the holes reported herein were drilled to infill the southeast half of the known mineralized zone at approximately 50 m centers.  Drilling is now advancing further to the southeast to extend the high grade silver-gold zone and locate new mineralized shoots.  With the Terronera vein essentially wide open along strike, and many other outcropping veins yet to be drilled, San Sebastian appears to have excellent potential for the discovery of additional high grade silver-gold mineralization.

Luis Castro, Vice President of Exploration, commented, “These excellent drill results confirm the continuity of high grade silver-gold mineralization in the Terronera vein at San Sebastian.  We currently have one drill rig working to extend this mineralized zone and to discover new high grade zones.  Management is of the view that San Sebastian has the potential to become a high grade, underground silver-gold mine similar in many respects to the Company’s Bolañitos mine in Guanajuato, Mexico.”

Godfrey Walton, M.Sc., P.Geo. President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs on the San Sebastian property.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the San Sebastian field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a profitable senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.